Exhibit 4.7

FORM OF STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT (this “Agreement”), dated as of [●], 2017, by and among PRESIDIO, INC., a Delaware corporation (the “Corporation”), and the Apollo Stockholders (as defined below) listed on Schedule A hereto.

WHEREAS, the Corporation and AP VIII Aegis Holdings, L.P., a Delaware limited partnership (“Aegis LP”), an Apollo Stockholder that is the holder of a majority of the outstanding shares of Stock (as defined below) as of the date hereof, wish to enter into this Agreement in accordance with the terms set forth herein.

NOW, THEREFORE, in consideration of the promises and of the mutual consents and obligations hereinafter set forth, the parties hereto hereby agree as follows:

Section 1    Definitions; Interpretation.

(a)    Definitions. As used herein, the following terms shall have the following respective meanings:

“Aegis LP” has the meaning set forth in the recitals.

“Affiliate” means, as to any Person, any other Person or entity who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person; provided that, with respect to Apollo, the term “Affiliate” shall not include any portfolio companies of Apollo or its Affiliates (including the Corporation and its Subsidiaries) unless such entity directly owns any shares of Stock. For the avoidance of doubt, any co-investment vehicle controlled by any of the Apollo Entities shall be deemed to be an Affiliate of such Apollo Entities. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

“Agreement” has the meaning set forth in the Preamble.

“Apollo” means Apollo Investment Fund VIII, L.P.

“Apollo Entities” means, collectively, Apollo, Aegis LP, AP VIII Aegis Holdings GP, LLC and each of their respective Affiliates.

“Apollo Stockholder” means any Apollo Entity that owns any shares of Stock.

“Board” means the board of directors of the Corporation.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in New York City are authorized by law to close.

“Common Stock” means the common stock, par value $0.01 per share, of the Corporation and any stock into which such common stock may hereafter be changed or converted, or for which such common stock may be exchanged, and shall also include any other class of common stock of the Corporation hereafter authorized.

“Control Disposition” means a Disposition by the Apollo Entities that would have the effect of transferring to a Person or Group that is not an Affiliate of the Apollo Entities (or a portfolio company of one or more Apollo Entities or an Affiliate thereof) a number of shares of Stock such that, following the consummation of such Disposition, such Person or Group possesses the voting power to elect a majority of the Board or a majority of the board of directors (or other similar governing body) of any successor entity to the Corporation.

“Corporation” has the meaning set forth in the Preamble.

“Disposition” means any direct or indirect transfer, assignment, sale or any other disposition of Common Stock , or other transfer of beneficial ownership of Common Stock, whether voluntary or involuntary, including pursuant to a merger, consolidation or other extraordinary business combination. The pledge of Common Stock by an Apollo Entity as collateral to any institutional lender in connection with any financing shall not be deemed a “Disposition.”

“Group” has the meaning set forth in Section 13(d)(3) of the Securities Exchange Act.

“Person” shall be construed broadly and shall include an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity or a governmental entity.

“Representative” has the meaning set forth in Section 9(a).

“SEC” means the U.S. Securities and Exchange Commission or any successor governmental agency.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Senior Management” means the following officers, if in office, of the Corporation: (i) the Chief Executive Officer; (ii) the President; (iii) the Chief Financial Officer; (iv) the Chief Operating Officer; and (v) any Executive Vice President.

“Stock” means (i) the outstanding shares of Common Stock, (ii) any additional shares of Common Stock that may be issued in the future and (iii) any shares of capital stock of the Corporation into which such shares may be converted or for which they may be exchanged.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such entity.

Any capitalized term used in any Section of this Agreement that is not defined in this Section 1 shall have the meaning ascribed to it in such other Section.

(b)    Rules of Construction. For all purposes of this Agreement, unless otherwise expressly provided:

(i)    “own,” “ownership,” “held” and “holding” refer to ownership or holding as record holder or record owner;

(ii)    the headings and captions of this Agreement are for convenience of reference only and shall not define, limit or otherwise affect any of the terms hereof; and

(iii)    whenever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural.

Section 2    Rule 144.

The Corporation covenants that so long as the Common Stock is registered pursuant to Section 12(b), Section 12(g) or Section 15(d) of the Securities Exchange Act, it will file any and all reports required to be filed by it under the Securities Act and the Securities Exchange Act (or, if the Corporation is not required to file such reports, it will make publicly available such necessary information for so long as necessary to permit sales pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act) and that it will take such further action as the Apollo Stockholders may reasonably request, all to the extent required from time to time to enable the Apollo Stockholders to sell shares of Common Stock without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, Rule 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

Section 3    Board of Directors.

(a)    Nomination of Directors. The Apollo Stockholders, collectively, shall have the right, but not the obligation, to nominate for election to the Board:

(i)    up to five (5) directors, so long as the Apollo Entities collectively beneficially own at least 50% of the outstanding Stock;

(ii)    up to four (4) directors, so long as the Apollo Entities collectively beneficially own at least 30% of the outstanding Stock but less than 50% of the outstanding Stock;

(iii)    up to three (3) directors, so long as the Apollo Entities collectively beneficially own at least 20% of the outstanding Stock but less than 30% of the outstanding Stock; and

(iv)    up to two (2) directors, so long as the Apollo Entities collectively beneficially own at least 10% of the outstanding Stock but less than 20% of the outstanding Stock.

In the event the size of the Board is increased or decreased at any time to other than nine (9) directors, the Apollo Stockholders’ collective nomination rights under this Section 3(a) shall be proportionately increased or decreased, respectively, rounded up to the nearest whole number.

(b)    Election of Directors. The Corporation shall take all action within its power to cause all nominees nominated pursuant to Section 3(a) to be included in the slate of nominees recommended by the Board to the Corporation’s stockholders for election as directors at each annual meeting of the stockholders of the Corporation (and/or in connection with any election by written consent or at a special meeting of the stockholders of the Corporation), and the Corporation shall use all reasonable best efforts to cause the election of each such nominee, including soliciting proxies in favor of the election of such nominees, in each case subject to applicable law.

(c)    Replacement of Directors. In the event that a vacancy is created at any time by the death, disqualification, resignation or removal of a director nominated pursuant to Section 3(a), or designated pursuant to this Section 3(c), the Apollo Stockholders, collectively, shall have the right to designate a replacement to fill such vacancy, and if the Apollo Stockholders collectively exercise such right, the Board shall use all reasonable best efforts to cause such designee to be promptly appointed to the Board to fill such vacancy, subject to applicable law. In the event of the failure to be elected of a director nominated pursuant to Section 3(a), or designated pursuant to this Section 3(c), the Board shall use all reasonable best efforts to expand the size of the board by one (1) director and to cause such designee to be promptly appointed to the Board to fill such newly created directorship, in each case subject to applicable law.

(d)    Removal of Directors. Upon the written request of the Apollo Stockholders, collectively, seeking to remove and/or replace a director nominated pursuant to Section 3(a), or designated pursuant to Section 3(c), the Corporation shall use reasonable best efforts to cooperate with such request, including to promptly call a special meeting of the stockholders of the Corporation.

(e)    Committees. So long as the Apollo Entities collectively beneficially own at least 30% of the outstanding Stock, the Board shall use reasonable best efforts to cause any committee of the Board to include in its membership at least one director nominated pursuant to Section 3(a) or designated pursuant to Section 3(c), except to the extent that such membership would violate applicable securities laws or stock exchange rules.

(f)    No Limitation. The provisions of this Section 3 are intended to provide the Apollo Stockholders with the minimum Board representation rights set forth herein.

Nothing in this Agreement shall (1) limit the rights that any Apollo Stockholder may otherwise have to nominate directors pursuant to the Charter or Bylaws (each as defined below) or (2) prohibit the Corporation from having a greater number of nominees or designees of the Apollo Stockholders on the Board or any committee thereof than otherwise provided herein.

(g)    Laws and Regulations. Nothing in this Section 3 shall be deemed to require that any party hereto, or any director of the Corporation, act in violation of any applicable provision of law, regulation, legal duty or requirement or stock exchange rule.

Section 4    Directors’ and Officers’ Insurance.

The Corporation shall maintain directors’ and officers’ liability insurance (including Side A coverage) covering the Corporation’s and its Subsidiaries’ directors and officers and issued by reputable insurers, with appropriate and customary policy limits, terms and conditions (including “tail” insurance if necessary or appropriate).

Section 5    Information.

For so long as the Apollo Entities collectively beneficially own at least 30% of the outstanding Common Stock, the Apollo Entities will be entitled to the following contractual information rights:

(a)    The Apollo Entities shall be entitled to reasonable access to consult with the Senior Management with respect to the Corporation’s business and financial matters, including management’s proposed annual operating plans. Upon request, members of Senior Management will meet regularly (on a quarterly basis) during each year with representatives of the Apollo Entities (each such representative, a “Representative”) at the Corporation’s and/or its Subsidiaries’ offices (or such other locations as the Corporation may designate) at mutually agreeable times for such consultation; and

(b)    The Apollo Entities and their respective Representatives shall be entitled to inspect the books and records and facilities and properties of the Corporation at reasonable times and intervals.

Section 6    Certain Actions.

(a)    Subject to the provisions of Section 6(b), without the approval of a majority of the directors then on the Board, which must include the approval of a majority of the directors nominated pursuant to Section 3(a) or designated pursuant to Section 3(c), the Corporation shall not, and (to the extent applicable) shall not permit any Subsidiary of the Corporation to:

(i)    amend, modify or repeal any provision of the Amended and Restated Certificate of Incorporation of the Corporation, as amended from time to time (the “Charter”), the Amended and Restated Bylaws of the Corporation, as amended from time to time (the “Bylaws”) or similar organizational documents of the Corporation in a manner that disproportionately adversely affects the Apollo Entities;

(ii)    issue additional equity interests of the Corporation, other than (A) any award under any stockholder-approved equity compensation plan, (B) any award under an equity compensation plan approved by a majority of the directors nominated pursuant to Section 3(a) or designated pursuant to Section 3(c) or (C) any intra-company issuance among the Corporation and its wholly-owned Subsidiaries;

(iii)    merge or consolidate with or into any other entity, or transfer (by lease, assignment, sale or otherwise) all or substantially all of the Corporation’s and its Subsidiaries’ assets, taken as a whole, to another entity, or enter into or agree to undertake any transaction that would constitute a “Change of Control” as defined in the Corporation’s or its Subsidiaries’ principal credit facilities or note indentures (other than, in each case, transactions between the Corporation and a wholly-owned Subsidiary);

(iv)    other than in the ordinary course of business with vendors, customers and suppliers, enter into any (A) acquisition by the Corporation or any Subsidiary of the equity interests or assets of any Person, or the acquisition by the Corporation or any Subsidiary of any business, properties, assets, or Persons, in one transaction or a series of related transactions or (B) disposition of assets of the Corporation or any Subsidiary or the shares or other equity interests of any Subsidiary, in each case where the amount of consideration for any such acquisition or disposition exceeds $100 million in any single transaction, or an aggregate amount of $200 million in any series of transactions during a calendar year;

(v)    incur financial indebtedness, in a single transaction or a series of related transactions, aggregating to more than $75 million, except that borrowings under the Corporation’s revolving credit and accounts receivable facility shall only count against such limit to the extent such borrowings exceed $125 million in the aggregate;

(vi)    terminate the Chief Executive Officer or designate a new Chief Executive Officer of the Corporation; or

(vii)    change the size of the Board.

(b)    The approval rights set forth in Section 6(a) shall terminate at such time as the Apollo Entities no longer collectively beneficially own at least 30% of the outstanding Stock.

Section 7    Duration of Agreement.

This Agreement shall terminate automatically upon the earlier to occur of: (i) the dissolution of the Corporation (unless the Corporation (or its successor) continues to exist after such dissolution as a limited liability company or in another form, whether incorporated in Delaware or another jurisdiction), (ii) such time as the Apollo Entities collectively beneficially own less than 5% of the outstanding Stock or (iii) the consummation of a Control Disposition. Any Apollo Stockholder who disposes of all of its Stock shall automatically cease to be a party to this Agreement and have no further rights hereunder as an Apollo Stockholder.

Section 8    Severability.

If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

Section 9    Governing Law; Jurisdiction.

(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its choice or conflict of law provisions or rules.

(b)    The parties to this Agreement agree that jurisdiction and venue in any action brought by any party hereto pursuant to this Agreement shall exclusively and properly lie in the Delaware Court of Chancery or, only in the event that such court declines jurisdiction, the federal courts located in the State of Delaware. By execution and delivery of this Agreement, each party hereto irrevocably submits to the jurisdiction of such courts for itself and in respect of its property with respect to such action. The parties hereto irrevocably agree that venue for such action would be proper in such court and hereby waive any objection that such court is an improper or inconvenient forum for the resolution of such action. The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

Section 10    JURY TRIAL.

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND/OR ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHT OR REMEDIES UNDER THIS AGREEMENT OR ANY DOCUMENTS ENTERED INTO IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN.

Section 11    Stock Dividends, Etc.

The provisions of this Agreement shall apply to any and all shares of capital stock of the Corporation or any successor or assignee of the Corporation (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the shares of Stock, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Corporation as so changed.

Section 12    Benefits of Agreement.

This Agreement shall be binding upon and inure to the benefit of the Corporation and its successors and assigns and each Apollo Stockholder and its permitted assigns, legal representatives, heirs and beneficiaries. Notwithstanding anything to the contrary contained herein, the Apollo Stockholders may assign their rights or obligations, in whole or in part, under this Agreement to one or more of their controlled Affiliates. Except as otherwise expressly provided herein, no Person not a party to this Agreement, as a third-party beneficiary or otherwise, shall be entitled to enforce any rights or remedies under this Agreement; provided that the Apollo Entities shall be deemed third-party beneficiaries of, and entitled to enforce their rights or remedies under, the provisions of this Agreement that benefit the Apollo Entities.

Section 13    Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and shall be deemed to have been given if (a) personally delivered or sent by telecopier, (b) sent by nationally recognized overnight courier or (c) sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

(i)	If to the Corporation, to:

Presidio, Inc.

One Penn Plaza, Suite 2832

New York, New York 10119

Attention: Elliot Brecher

(ii)	If to any Apollo Stockholder or Apollo Entity, to:

AP VIII Aegis Holdings GP, LLC

9 West 57th Street

New York, New York 10019

Attention: Laurie D. Medley

Any such communication shall be deemed to have been received (a) when delivered, if personally delivered or sent by telecopier, (b) the next Business Day after delivery, if sent by nationally recognized, overnight courier and (c) on the third (3rd) Business Day following the date on which the piece of mail containing such communication is posted, if sent by first-class mail.

Section 14    Modification; Waiver.

This Agreement may be amended, modified or supplemented only by a written instrument duly executed by (a) the Corporation and (b) the Apollo Stockholders. No course of dealing between the Corporation or its Subsidiaries and the Apollo Stockholders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 15    Entire Agreement.

Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and, except for the Stockholders Agreement, dated as of February 2, 2015 and amended as of the date hereof, as may be amended from time to time, supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith, from and after the date of this Agreement. Unless otherwise provided herein, any consent required by any Person under this Agreement may be withheld by such Person in such Person’s sole discretion.

Section 16    Counterparts.

This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts taken together shall constitute but one agreement. The failure of any Apollo Stockholder to execute this Agreement does not make it invalid as against any other Apollo Stockholder.

Section 17    Director and Officer Actions.

No director or officer of the Corporation shall be personally liable to the Corporation or any Stockholder as a result of any acts or omissions taken under this Agreement in good faith.

Section 18    Apollo Stockholder Parties.

In the event that any Apollo Entity that is not an Apollo Stockholder as of the time this Agreement becomes effective thereafter becomes an Apollo Stockholder, such Apollo Entity shall automatically become party to this Agreement Schedule A shall be amended and restated to provide that such Apollo Entity shall have all of the rights and obligations of an Apollo Stockholder hereunder.

[Signature Page Follows]

The parties have signed this agreement as of the date first written above.

PRESIDIO, INC.

By:
Robert Cagnazzi
Chief Executive Officer

STOCKHOLDER:

AP VIII Aegis Holdings, L.P.

By:	AP VIII Aegis Holdings GP, LLC, its general partner

By:
Name:	Laurie D. Medley
Title:	Vice President

Schedule A: Apollo Stockholders

Entity Name	Address	Common Stock Beneficially Owned
AP VIII Aegis Holdings, L.P.		33,500,000